QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21

Subsidiaries of Registrant

        The following list sets forth the name of the Registrant and each of its subsidiaries, the state or other jurisdictions under which they are organized, and the percentage ownership of the voting securities of each corporation by its immediate parent.

Name of Corporation and State Under Which Organized(1)	Percentage of Voting Securities Owned by Immediate Parent(2)
Farmers & Mechanics Bank
Key Holdings, Inc.
Key Management, Inc. (Delaware)
Keller Stonebraker Insurance, Inc.
Potomac Basin Group Associates, Inc. (District of Columbia)
C.C. Title Services, L.L.L.P.	60%
(1)
All corporations are organized under the laws of the State of Maryland unless otherwise noted.

(2)
Each company owns 100% of the outstanding common stock of each of its subsidiaries, unless otherwise noted.

QuickLinks

Subsidiaries of Registrant